SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Wind River Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

973149107

(CUSIP Number)

Marty M. Linné, Esq.

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

(408) 765-8080

Copies to:

Robert Townsend, Esq.

S. Dawn Smith, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2009

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

CUSIP No. 973149107     13D

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Intel Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 8,331,236(1)
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 8,331,236(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	See Items 4 and 5 of the Schedule 13D (as defined below). Intel Corporation may be deemed to have shared voting power of 10.8% of the outstanding Issuer (as defined below) common stock. Intel Corporation expressly disclaims beneficial ownership of any shares of common stock of Wind River Systems, Inc. covered by the Tender and Support Agreement (as discussed in Item 3 of the Schedule 13D). The above calculations are based on 76,892,405 shares of common stock outstanding as of May 31, 2009 (as represented in the Merger Agreement discussed in Items 3 and 4 of the Schedule 13D).

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) amends and supplements that certain Schedule 13D filed on June 12, 2009 (the “Schedule 13D”), by Intel Corporation, a Delaware corporation (“Intel” or the “Company”), relating to the equity securities of Wind River Systems, Inc., a Delaware corporation (“Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2.	Identity and Background

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Intel set forth on Schedule A to this Amendment replaces in its entirety the information set forth on Schedule A in the Schedule 13D. During the last five years, neither Intel nor, to the knowledge of Intel, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2009	INTEL CORPORATION

	By:	/s/ Cary I. Klafter
	Name:	Cary I. Klafter
	Title:	Vice President, Legal and Corporate Affairs, and Corporate Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, and with full power or substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 6th day of December, 2004.

INTEL CORPORATION

By:	/s/ D. Bruce Sewell
D. Bruce Sewell
Vice President,
General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

INTEL CORPORATION

Directors and Executive Officers of Intel. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Intel Corporation are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Intel Corporation. The current business address of each person is at 2200 Mission College Boulevard, Santa Clara, California 95054-1549. The telephone number of each person is (408) 765-8080. Unless otherwise indicated, each such person is a citizen of the United States of America.

DIRECTORS

Name	Present Principal Occupation or Employment and citizenship if other than the United States of America
Ambassador Charlene Barshefsky	Senior International Partner at Wilmer Cutler Pickering Hale and Dorr LLP, multinational law firm, Washington, D.C.

Susan L. Decker	Private investor, formerly Chief Financial Officer and then President of Yahoo!, Inc., global Internet company, Sunnyvale, California (2007-2009)

John J. Donahoe	President and Chief Executive Officer of eBay, Inc., online marketplace, San Jose, California

Reed E. Hundt	Principal of Charles Ross Partners, LLC, private investor and advisory service, Washington, D.C. and independent adviser to McKinsey & Company, Inc., a worldwide management consulting firm, Washington, D.C.

Paul S. Otellini	President and Chief Executive Officer of Intel Corporation

James D. Plummer	Dean of the School of Engineering and Professor of Electrical Engineering at Stanford University, Stanford, California

David S. Pottruck	Chairman and Chief Executive Officer of Red Eagle Ventures, Inc., private equity firm, San Francisco, California

Jane E. Shaw	Retired, formerly Chairman of the Board and Chief Executive Officer of Aerogen, Inc., specialty medical device company, Mountain View, California (1998-2005)

John L. Thornton	Professor and Director of Global Leadership at Tsinghua University, Beijing, China

Frank D. Yeary	Vice Chancellor, University of California, Berkeley, California

Name	Present Principal Occupation or Employment and citizenship if other than the United States of America
David B. Yoffie	Professor of International Business Administration, Harvard Business School and member of the Harvard University faculty, Cambridge, Massachusetts

OFFICERS

Andy D. Bryant	Executive VP, Finance and Enterprise Services, Chief Administrative Officer

Stacy J. Smith	VP, Chief Financial Officer

Sean M. Maloney	Executive VP, Chief Sales and Marketing Officer Citizen of the United Kingdom

David Perlmutter	Executive VP, GM of Mobility Group Citizen of the State of Israel

Arvind Sodhani	Executive VP of Intel, President of Intel Capital

Robert J. Baker	Senior VP, GM of Technology and Manufacturing Group

Patrick P. Gelsinger	Senior VP, GM of Digital Enterprise Group

William M. Holt	Senior VP, GM of Technology and Manufacturing Group

Bruce Sewell	Senior VP, General Counsel

Thomas M. Kilroy	VP, GM of Digital Enterprise Group